Exhibit 99.11

Reporting Person	Date	Number of Shares Sold	Price per Share ($)*	Price Range ($)**
Deerfield Private Design Fund V, L.P.	6/12/2026	65,507	$0.5772	$0.55-$0.65
Deerfield Healthcare Innovations Fund II, L.P.	6/12/2026	65,507	$0.5772	$0.55-$0.65
Deerfield Private Design Fund V, L.P.	6/15/2026	50,000	$0.5550	$0.54-$0.575
Deerfield Healthcare Innovations Fund II, L.P.	6/15/2026	50,000	$0.5550	$0.54-$0.575
Deerfield Private Design Fund V, L.P.	6/16/2026	39,432	$0.5538	$0.55-$0.5675
Deerfield Healthcare Innovations Fund II, L.P.	6/16/2026	39,432	$0.5538	$0.55-$0.5675

* Price per share reported is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the “Price Range” column of this Exhibit 99.11.

** The shares were sold in multiple transactions at prices within the price range indicated.